

**FOR PUBLIC RELEASE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-68590 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QuantRiver Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6430 Plantation Park Court, Suite 310
(No. and Street)

| Fort Myers | FL | 33966 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jonathan Self | (404) 596-5393 | jself@qrfin.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

| 3500 Lenox Rd., Suite 1500 | Atlanta | GA | 30326 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 5/5/09 | 3514 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QuantRiver Financial, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DALIA GRIGGS NOTARY Commission Expires 10/22/2028 PUBLIC ALABAMA STATE AT LARGE

Signature: [signature]

Title: CFO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# QUANTRIVER FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# QUANTRIVER FINANCIAL, LLC

## Table of Contents



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
QuantRiver Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of QuantRiver Financial, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

March 30, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

# QUANTRIVER FINANCIAL, LLC

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2025

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 75,942 |
| Due from clearing firm | | 105,058 |
| Prepaid expenses and deposits | | 32,480 |
| **TOTAL ASSETS** | $ | 213,480 |

**LIABILITIES AND MEMBERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 9,108 |
| **TOTAL LIABILITIES** | | 9,108 |
| **MEMBERS' EQUITY** | | 204,372 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 213,480 |

The accompanying notes are an integral part of this financial statement.

# QUANTRIVER FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

## 1. ORGANIZATION AND NATURE OF BUSINESS

QuantRiver Financial, LLC, (the "Company") was organized in the state of Florida in March 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is additionally registered with the Commodity Futures Trading Commission ("CFTC"), which has delegated certain regulatory authority to the National Futures Association ("NFA"). The Company is also a member of NYSE Arca, Inc. The Company operates as a fully disclosed introducing broker-dealer. In this capacity, it offers its services primarily to institutional as well as some retail customers, primarily from Russia, all of whom are self-directed investors that choose their own investments or receive direction from an outside party to assist them in their investment choices. As a limited liability company, the members' liability is limited to their investment.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

### Income Taxes

The Company is taxed as a partnership. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions for which a provision or liability for income taxes is necessary.

### Cash

The Company maintains its cash deposits at a high credit quality financial institution. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts.

## 3. CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to maintain customer accounts, and to execute and clear customer transactions, on a fully disclosed basis. The due from clearing broker at December 31, 2025, consists of commissions and interest sharing revenue receivable as well as funds held in accounts. The due from clearing broker is considered fully collectible at December 31, 2025, and no allowance for credit losses is required.

## 4. CONTINGENCIES

The Company is a respondent in a FINRA arbitration proceeding related to a dispute arising from the ordinary course of the Company's business. The Company is actively defending its position.

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions.

The Company is unable to reasonably estimate the possible loss that could be sustained from this matter, and the ultimate resolution of this matter cannot be predicted with certainty. Consequently, no accrual for potential loss has been recorded in the financial statements. Management does not believe that the outcome of this arbitration will have a material adverse effect on the Company's financial position.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17, which provide that the Company's minimum net capital shall be the greater of these two requirements. Further, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $171,805 which exceeded the minimum net capital requirement of $45,000 by $126,805. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

## 6. OFF BALANCE SHEET RISK

The Company introduces its customer transactions to its clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position, credit exposure reporting, and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

## 7. LEASES

The Company has a lease agreement for office space expiring in 2026. Rent expense under this lease agreement for the year ended December 31, 2025, was approximately $9,596.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

## 8. SEGMENT REPORTING

The Company has one reportable segment: retail brokerage of marketable securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## 9. SUBSEQUENT EVENTS

Events have been evaluated by the Company through the date that these financial statements were issued.